

May 6th, 2003

03 MAY 14 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549


03050540

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- Montréal, April 28, 2003 – Bombardier provides update on divestiture for Recreational Products business
- Montréal, April 17, 2003 – Bombardier closes $1.2 billion equity offering
- Montréal, April 7, 2003 – Pricing of the offering of Class B shares of Bombardier Inc.
- Montréal, February 21, 2003 – Bombardier announces appointment of L. Denis Desautels to its Board of Directors
- Montréal, February 12, 2003 – Organizational changes at Bombardier. Pierre Alary becomes interim CFO

dw 5/20

BOMBARDIER AEROSPACE

- Toronto, April 24, 2003 – Bombardier receives Letter of Intent for 10 Q400 turboprop airliners from Regional Airlines Holdings, Inc.
- Toronto, April 23, 2003 – Bombardier sells 17 additional Q400 airliners to U.K.'s FlyBE
- Montréal, March 5, 2003 – Bombardier Aerospace implements further measures to meet market challenges
- Montréal, February 7, 2003 – Croatia orders another Bombardier 415 amphibious aircraft
- Toronto, February 3, 2003 – Bombardier delivers first CRJ900 to launch customer Mesa Air Group

BOMBARDIER TRANSPORTATION

- Montréal, April 28, 2003 – Bombardier selected to supply a $763-Million rapid transit system in Taiwan
- Montréal, April 23, 2003 – Bombardier announces that all conditions have been met for the subway car project in Mexico City to proceed
- Montréal, April 4, 2003 – Bombardier confirms financial close of London Underground Share Purchase Agreement with Metronet
- Montréal, February 26, 2003 – Bombardier receives $195-Million order from the Luxembourg Railways for the supply of double-deck cars
- Montréal, February 26, 2003 – Bombardier: New joint venture for production of propulsion technology in China
- Montréal, February 25, 2003 – Bombardier role in $1.56 Billion Cdn contract for operation and maintenance services

for the Massachusetts Bay Transportation Authority (MBTA) in the United States

- Montréal, February 3, 2003 – Bombardier receives from SNCF a $394-Million order for additional AGC high-capacity trains to be in service in different French regions

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
Corporate Secretary

RC/lv

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2003.

____

Name:
Title:

Bombardier Inc.

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER PROVIDES UPDATE ON DIVESTITURE PROCESS FOR RECREATIONAL PRODUCTS BUSINESS

Montréal, April 28, 2003— Bombardier Inc. confirmed today it has commenced the sales process for the divestiture of the recreational products business and that it has received numerous expressions of interest from both financial and strategic buyers. The Confidential Information Memorandum will be sent out to qualified interested parties in early May.

Bombardier also confirmed that the recreational products business will be sold as a single entity in order to maximize value to Bombardier shareholders. It indicated that the business will not be sold to a direct competitor as this would require regulatory approvals, which may be impossible to obtain, or would result in unacceptable delays in closing a transaction. The committee of independent directors responsible for overseeing the divestiture process has also concluded that such a delay would not be compatible with maintaining the optimal value of the business and with completing this important step in Bombardier's recapitalization program on a timely basis.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER CLOSES $1.2 BILLION EQUITY OFFERING

Montréal, April 17, 2003 - Bombardier Inc. announced today that it has closed a public offering of 370 million Class B shares (subordinate voting) shares, at a price of $3.25 per share, for total gross proceeds of approximately $1.2 billion. This amount reflects the exercise, on April 15, 2003, by the underwriters of the over-allotment option covering 30 million Class B shares (subordinate voting), granted in accordance with the terms of the underwriting agreement entered into on April 7, 2003. The proceeds will be used to supplement Bombardier's working capital and for general corporate purposes.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW

www.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER

PRICING OF THE OFFERING OF CLASS B SHARES OF BOMBARDIER INC.

Montréal, April 7, 2003 – Bombardier Inc. signed today an underwriting agreement with a syndicate of underwriters, led by CIBC World Markets Inc. and UBS Warburg Inc., for a public offering of 340 million Class B Subordinate Voting Shares at a price of $3.25 per Share.

Bombardier has also granted the underwriters an option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to 30 million additional Class B Subordinate Voting Shares under the same terms and conditions to cover over-allotments and for market stabilization purposes.

The gross proceeds to Bombardier from the offering of the Class B Subordinate Voting Shares will amount to $1.2 billion if the over-allotment option is exercised in full. The proceeds will be used to supplement Bombardier's working capital and for general corporate purposes. The offering is scheduled to close on or about April 17, 2003, subject to the approval of the regulatory authorities.

A preliminary short-form prospectus in connection with this offering was filed on April 3, 2003 with the Canadian securities regulatory authorities.

The Class B Subordinate Voting Shares being offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements of such Act.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES APPOINTMENT OF L. DENIS DESAUTELS TO ITS BOARD OF DIRECTORS

Montréal, Feb. 21, 2003 – Bombardier announced today that former Auditor General of Canada L. Denis Desautels has joined its Board of Directors.

"I am delighted that Mr. Desautels has agreed to join our board. His vast experience in both the private and public sectors and his solid knowledge of finance, operations and risk management will be very valuable to us. We are looking forward to benefiting from his expertise and leadership," said Mr. Laurent Beaudoin, Chairman of the Board and of the Executive Committee of Bombardier Inc. The appointment was effective Feb. 14, 2003.

Mr. Desautels served as Auditor General of Canada from 1991 to 2001 following a 27-year career at Ernst & Young.

Mr. Desautels is currently a member of the Accounting Standards Oversight Council for the Canadian Institute of Chartered Accountants, as well as a member of the Conference Board of Canada's National Awards in Governance Advisory Committee. He is also a member of the International Auditing and Assurance Standards Board and Chair of the Capital Health Alliance. Mr. Desautels also sits on the Boards of Directors for CARE Canada, the Laurentian Bank of Canada and Groupe Jean Coutu (PJC) Inc. On Oct. 1, 2001, he was named Executive Director of the University of Ottawa's Centre on Governance.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE


BOMBARDIER

BOMBARDIER

ORGANIZATIONAL CHANGES AT BOMBARDIER PIERRE ALARY BECOMES INTERIM CFO

Montréal, Feb. 12, 2003 — Bombardier announced today that Mr. Pierre Alary is appointed, on an interim basis, as Senior Vice President and Chief Financial Officer of Bombardier Inc. and, effective immediately, Mr. Louis Morin is leaving the Corporation.

Mr. Alary joined Bombardier in 1998 as Vice President, Finance for Bombardier Transportation, and he was promoted to the position of Vice President, Finance for Bombardier Inc. on Nov. 1, 2002.

"Throughout his career at Bombardier, Mr. Morin has been dedicated and loyal to the organization," said Mr. Paul M. Tellier, President and Chief Executive Officer of Bombardier. "I am joined by the whole management team in expressing our sincere thanks."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

http://www.bombardier.com

Bombardier Aerospace

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER RECEIVES LETTER OF INTENT FOR 10 Q400 TURBOPROP AIRLINERS FROM REGIONAL AIRLINES HOLDINGS, INC.

Toronto, April 24, 2003 – Bombardier Aerospace announced today that Regional Airlines Holdings, Inc. (REGCO) of Toronto has signed a Letter of Intent (LOI) to acquire 10 68- to 78-passenger Bombardier Q400* airliners and take options on an additional 15.

A Letter of Intent is a signed proposal, which establishes all the details of the general contract including training, parts, warranty, price and payment terms. This is the first step taken before a purchase agreement is concluded.

The LOI was signed by REGCO president and Chief Executive Officer Robert Deluce during a brief ceremony at the Bombardier de Havilland facility attended by Pierre Beaudoin, president and Chief Operating Officer of Bombardier Aerospace and representatives from the federal, provincial and municipal governments.

"The Bombardier Q400 has won high praise from airlines for its excellent economics and from passengers for its speed, quietness and comfort," said Mr.Beaudoin. "We are confident the Bombardier Q400 will receive the same accolades when in service with Regional Airlines Holdings."

Regional Airlines Holdings, Inc. plans to service 17 cities in Québec, Ontario, six U.S. states and the District of Columbia from a base at Toronto's City Centre Airport. All are within 90 minutes flying time, or 500 nm (925 km).

"The Bombardier Q400 is simply the best aircraft for the service we are going to provide to our passengers," said Mr. Deluce. "Its speed is comparable to that of a jet, and Bombardier's Noise and Vibration Suppression (NVS) system makes the passenger cabin quieter than that in some jets."

The Bombardier Q400 is a state-of-the-art turboprop airliner that cruises at 360 knots (667 km/h) while delivering the lowest operating costs of any regional aircraft. It is also the most environmentally friendly regional aircraft, with noise and smoke emissions well below the maximum permitted under international agreement. The aircraft's high rate of climb after take-off further helps to minimize the impact on areas surrounding an airport.

The Bombardier Q400 regularly serves London, England's downtown London City Airport where environmental regulations are very strict. FlyBE., a regional airline in the U.K., yesterday placed a firm order for 17 additional Bombardier Q400 aircraft to add to the four already in service. Jim French, the airline's managing director, said the aircraft's "fantastically low" operating costs allowed him to offer lower fares to his passengers.

The Bombardier Q400 order book, including options and conditional orders, totals 189 aircraft with 71 delivered and in operation as of Feb. 28 with eleven customers throughout North America, Europe and the Asia/Pacific region.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of the signing ceremony will be available in our Web site multimedia library at: www.aero.bombardier.com/htmen/F15.jsp, and will also be distributed by business wire later today.

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER SELLS 17 ADDITIONAL Q400 AIRLINERS TO U.K.'S FLYBE.

Toronto, April 23, 2003 –Bombardier Aerospace and U.K-based FlyBE. (formerly British European) today have agreed to a contract for the purchase of advanced Bombardier Q400* regional airliners.

The agreement includes 17 firm orders for Bombardier Q400 aircraft valued at $362 million U.S. ($543 million Cdn.) and a further 20 options. Deliveries of the 78-seat aircraft are scheduled to begin in the second quarter of 2003. The total value of the contract, if the 20 options are exercised, could reach $818 million U.S. ($1.23 billion Cdn.).

Addition of the 17 Bombardier Q400 aircraft will increase FlyBE.'s Q400 fleet to 21 aircraft. The airline also operates 15 BAe 146 jets.

"The Bombardier Q400 delivers fantastically low operating costs, which is critical to our regional low fares business model. The Q400 is set to become the workhorse of the regional low fares market and we are very pleased to be the leading exponent of the product," said Jim French, managing director of FlyBE. "We announced last year our intention to streamline our fleet to two aircraft types. With the announcement today to standardize on the Bombardier Q400, we will drive millions of dollars in operating cost savings, and help consolidate our position as Europe's No.1 regional low fares provider."

Mr. French added, "The jet performance of the Bombardier Q400 is a major selling point, together with its exceptionally quiet cabin comfort. Passenger reaction has been extremely positive."

"We are delighted that FlyBE. has come back for a second order for 17 Bombardier Q400 aircraft," said Steven A. Ridolfi, president, Bombardier Aerospace, Regional Aircraft. "Airlines in today's environment need to generate significant cost improvements. The Bombardier Q400 is the most efficient and cost effective regional aircraft available. As Mr. French has indicated, the added benefit of jet-like cruise speeds and excellent reliability makes it an unbeatable choice."

Formed 25 years ago as Jersey European Airways, FlyBE. this summer will fly to 46 domestic and international routes, including 12 routes from its new hub at Southampton Airport in central southern UK.

FlyBE. sister company, British European Aviation Services, is the only Bombardier recognized Q*Series/Dash 8* maintenance facility in Europe. The company performs "C" checks and other heavy maintenance at its facility at Exeter International Airport in southwest England.

The Bombardier Q400 order book, including options and conditional orders, totals 189 aircraft with 71 delivered and in operation as of Feb. 28 with eleven customers throughout North America, Europe and the Asia/Pacific region.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F)

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of FlyBE. Q400 aircraft are available in our Web site multimedia library at: **www.aero.bombardier.com/htmen/F14.jsp**

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE IMPLEMENTS FURTHER MEASURES TO MEET MARKET CHALLENGES

Montréal, March 5, 2003 – Bombardier Aerospace today announced that it is taking additional steps to meet the continuing challenges facing the aviation industry. Measures include a further reduction in staffing. A total of 3,000 employees will be laid off at the Bombardier Aerospace facilities in Montréal, Toronto and Belfast over the next 12 months.

"In view of challenging market conditions, we have a responsibility to take aggressive actions to continuously improve our competitive edge and align our production rate with market demand," explained Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace.

"In this period of consolidation, Bombardier Aerospace will continue to invest in customer service and to support in-service aircraft. Along with the most diversified line of innovative products, Bombardier Aerospace will emerge stronger as the premier manufacturer of the world's finest aircraft," added Mr. Beaudoin.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

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www.aero.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

CROATIA ORDERS ANOTHER BOMBARDIER 415 AMPHIBIOUS AIRCRAFT

Montréal, Feb. 7, 2003 – Bombardier Aerospace announced today that the Ministry of Defence of Croatia has signed a contract for the purchase of a fourth Bombardier 415* amphibious aircraft and has taken delivery of the aircraft. The contract also contains an option for an additional aircraft. The order brings the Croatian fleet to four Bombardier 415.

"We are very pleased that Croatia is continuing to modernize its fleet of Bombardier firefighting aircraft," said Michel Bourgeois, president, Bombardier Amphibious Aircraft. "Croatian firefighters have to protect a mountainous coastline where it is difficult to access fires. In such an environment the Bombardier 415 amphibious aircraft delivers outstanding results. This is a clear vote of confidence in Bombardier amphibious aircraft."

Since the first delivery in 1994, Bombardier Aerospace has sold 57 Bombardier 415 aircraft, which have been delivered to firefighting agencies in Italy, France, Greece, Québec, Ontario and Croatia. There are over 70 Bombardier CL-215*, the predecessor to the Bombardier 415 and the world's first aircraft specifically developed to fight forest fires, still in operation worldwide.

The Bombardier 415 is the world's most advanced waterbomber. It has a maximum speed of 375 km/h (235 mph). In an average mission of 11 kilometres (six nautical miles) distance from water to fire, it can complete nine drops within an hour, delivering 55,260 litres (14,600 U.S. gallons) of water or foam fire suppressant. It is also being offered in a new multi-purpose version (Bombardier 415MP) for search and rescue, maritime patrol and environmental protection with certification expected later this year. One Bombardier 415 aircraft is under a contract with the United States National Guard for a five-month evaluation program.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc. or its subsidiaries.
* Trademarks of Bombardier Inc. or its subsidiaries.

Information:

Stéphane Leroy
Bombardier Aerospace
Montréal : (514) 855-7820

Sylvie Gauthier
Bombardier Aerospace
Montréal: (514) 855-7983

Note to Editors:
Images of the Bombardier 415 amphibious aircraft are available on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F14.jsp**

PRESS RELEASE



BOMBARDIER
AEROSPACE

BOMBARDIER DELIVERS FIRST CRJ900 TO LAUNCH CUSTOMER MESA AIR GROUP

First new-generation 90-seat class jet to the market

Toronto, Feb. 3, 2003 – Bombardier Aerospace today announced delivery of the first Bombardier CRJ900* to Phoenix, Arizona-based Mesa Air Group, Inc. (Nasdaq:MESA), launch customer for the new 90-seat class regional jet.

Mesa will be the first airline to operate all three variants of Bombardier's industry-leading family of regional jets, the 50-seat CRJ200*, 70-seat CRJ700* and 86-seat CRJ900. Mesa offers two-class seating in its Bombardier CRJ700 and Bombardier CRJ900 aircraft, with 64 and 80 seats respectively.

Mesa recently revised its CRJ firm orders by converting five Bombardier CRJ700 to five Bombardier CRJ900 aircraft. The airline now has firm orders for 15 Bombardier CRJ700 aircraft, of which seven have been delivered, and firm orders for 25 Bombardier CRJ900 Series. It also holds options on an additional 20 of each variant. In addition to its Bombardier CRJ700, Mesa also currently operates 32 Bombardier CRJ200 aircraft.

The Bombardier CRJ900 will be flown by Mesa under the America West Express banner.

"The introduction of the Bombardier CRJ700 in our America West Express system has had a very positive impact, leading to significant increases in both the number of passengers and load factors," said Jonathan Ornstein, chairman and CEO of Mesa Air Group. "The Bombardier CRJ900 is the next step in our regional jet growth strategy with its very low operating cost per seat and the resulting improvement in financial performance."

Mr. Ornstein also noted that passengers have remarked on the roominess and comfort of the cabin in the Bombardier CRJ700 which features two-class service with a three abreast first class section. The redesign of the cabin from the CRJ200 has made the CRJ700 passenger cabin even better, and the Bombardier CRJ900 also reflects these improvements.

"We are delighted by the success of the Bombardier CRJ200 and CRJ700 in the Mesa Air Group fleet and we are fully confident that the CRJ900 will continue that success story," said John Giraudy, president, Bombardier Regional Aircraft. "The low operating costs of the Bombardier CRJ900 coupled with the additional economic benefits stemming from fleet commonality and same type rating with both the CRJ200 and CRJ700 will offer substantial cost savings for airlines such as Mesa Air Group."

Mesa currently operates 125 aircraft with 919 daily system departures to 147 cities, 36 states, Canada and Mexico. It operates in the West and Midwest as America West Express, the Midwest and East as US Airways Express, in Denver as Frontier JetExpress, in Kansas City as Midwest Express Airlines and in the Southwest as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 3,000 employees. Mesa is a member of Regional Aviation Partners.

As of Dec. 31, 2002 firm orders for the Bombardier CRJ family of regional jets totaled 1,215, with 792 delivered to 37 customers. Conditional orders and options could boost the Bombardier CRJ program total to 2,434 aircraft.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of the Bombardier CRJ900 regional jet are available on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F14.jsp**

Bombardier Transportation

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER SELECTED TO SUPPLY A $763-MILLION RAPID TRANSIT SYSTEM IN TAIWAN

Montréal, April 28, 2003 – Bombardier Transportation has been selected by Kung Sing Engineering Corporation (KSECO), a Taiwanese construction company, to supply the electrical and mechanical (E&M) portion of a 15-km rapid transit system, including 202 vehicles, for the new Neihu Line, which is an extension to the existing Mucha Line in the City of Taipei, Taiwan. The award of the contract to KSECO has been confirmed by the Department of Rapid Transit Systems (DORTS) of the Taipei City Government. The work will commence upon reception of the Notice to Proceed, which is expected within the next two months.

Bombardier, as the prime subcontractor to KSECO, will design and supply all of the E&M systems for the 12-station Neihu Line, and will also be responsible for retrofitting the automatic train control system for the Mucha Line, its 102 vehicles and some of the equipment in its existing 12 stations.

The award of the Neihu Line Design/Build contract to KSECO by the Department of Rapid Transit Systems is valued at approximately $1.37 billion Cdn. Bombardier's share of the project is valued at some $763 million Cdn. The mostly elevated Neihu Line will open in three Stages; the completion of the first 10 km and delivery of 60 vehicles are anticipated in the summer of 2007, with the two remaining Stages to be completed in late fall of 2007 and spring of 2008. When completed, the System is expected to carry 28,400 passengers per hour per direction.

Patrice Pelletier, President of Bombardier Transportation's Total Transit Systems Division, commented, "The award of this contract is very significant, as it represents a major breakthrough for Bombardier into the Taiwanese market." He added, "the Neihu Line will constitute another prime example of the capabilities of our excellent *Bombardier Flexiblok** automatic train control technology."

Bombardier Transportation is recognized worldwide for its superior expertise in systems integration and engineering. Commenting further, Patrice Pelletier said, "since the early 1970's, Bombardier has delivered more than 45 turnkey rapid transit and people mover systems on four continents including the Kuala Lumpur LRT System 2 in Malaysia, and most recently, the San Francisco International Airport Automated People Mover (APM), USA, and the Millennium Line extension to the Vancouver SkyTrain System in Canada."

In the field of driverless automated rubber-tired systems, Bombardier has clearly demonstrated its capability to expand and extend existing systems while continuing to provide service to passengers. Recent examples in the USA include the Hartsfield Atlanta International Airport APM, one of the busiest airports in the world, and the Miami MetroMover in downtown Miami, Florida.

Bombardier's scope of work for the Neihu Line turnkey E&M contract includes the design, supply and installation of the *Flexiblok* automatic train control system, power supply and communications systems, platform screen doors, workshop equipment, equipment for the new control centre, retrofit of the Mucha Line control centre, systems engineering and integration, testing and commissioning, as well as the manufacture of 202 rubber-tired vehicles, and the retrofitting of the train control system for the Mucha Line's existing fleet.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* * *

PHOTO AVAILABLE ON OUR WEBSITE

For information: Lydia Dufresne
Co-ordinator, Communications
450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER ANNOUNCES THAT ALL CONDITIONS HAVE BEEN MET FOR THE SUBWAY CAR PROJECT IN MEXICO CITY TO PROCEED

Montreal, April 23, 2003 — Bombardier Transportation today announced that the conditions for its subway car contract with Mexico City's transit authority, Sistema de Transporte Colectivo-Metro, have been met. The contract is valued at $761 million Cdn ($478 million US), and Bombardier's share is $508 million Cdn ($319 million US).

The contract, which was announced on October 11, 2002 and signed by the Bombardier-CAF consortium on October 15, 2002, calls for the manufacture of 405 new subway cars for STC's Line 2 and was subject to a number of conditions, including the closing of a financing package. Negotiations on financing have been completed and financing agreements executed.

The numerous parties involved in the financing include several European banks and government agencies such as the Compagnie française d'assurance pour le commerce extérieur (COFACE) in France, the Compania Espanola de Seguros de Credito a la Exportacion (CESCE) in Spain, and Export Development Canada (EDC). The lenders have assisted Bombardier and CAF in winning this contract by providing competitive financing support to its customer, STC, and therefore assist Bombardier in maintaining its position as the main provider of rail passenger cars in Mexico City.

In North America, Bombardier Transportation is the leader in high-speed rail, commuter rail, automated rapid transit and automated guideway transit systems. It also maintains two of the largest multi-level commuter fleets in Canada and the United States.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER CONFIRMS FINANCIAL CLOSE OF LONDON UNDERGROUND SHARE PURCHASE AGREEMENT WITH METRONET

Montréal, April 4, 2003 - Bombardier Transportation, as a shareholder of Metronet, confirms the financial close of the Share Purchase Agreement between London Underground Ltd and Metronet. This allows for London Underground Ltd to transfer to the private sector for 30 years, the renewal, modernisation and maintenance of the London Underground's SSL and BCV Infracos.

Within the framework of this project, Bombardier Transportation has executed contracts with Metronet for the supply of rolling stock, signalling, maintenance, refurbishing and project management. On Monday, April 7, 2003 Bombardier Transportation President and Chief Operating Officer Pierre Lortie will meet with the media representatives in London to provide all details of the supply contracts for the London Underground in the U.K.

Date: Monday, April 7, 2003
Time: 12.30 pm (London, UK time)
Place: Mozart Suite
Barbican Centre
Silk Street, London EC2Y 8DS

Mr. Lortie will also address the North American and International press as follows:

Date: Monday, April 7, 2003
Time: 10: 30 am (Montréal time)
Place: Mont-Royal II Room
Mont-Royal Centre
2200 Mansfield Street
Montréal, Québec

This news conference will be broadcast live on the Internet at the following address:
www.bombardier.com

Mr. Lortie will make a presentation via satellite from London, followed by a question-and-answer period for media representatives participating in person or by telephone.

Media representatives wishing to participate by telephone can register with the operator at one of the following numbers:

In English: (416) 406 2391 **or**
1 877 228 3369 **(toll-free in North America)**
+800 0860 8881 **(for overseas participants)**

In French: (514) 868 2558 **or**
1 877 711 5151 **(toll-free in North America)**
+800 4994 8680 **(for overseas participants)**

To participate in the question period, media representatives must simply identify themselves when they register for the call.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signalling equipment and systems.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $195-MILLION ORDER FROM THE LUXEMBOURG RAILWAYS FOR THE SUPPLY OF DOUBLE-DECK CARS

Montréal, February 26, 2003 – Bombardier Transportation has received a $195-million Cdn (121 million Euros) order from the Luxembourg Railways (CFL) for the production of 85 double-deck passenger coaches. The 67 trailer cars and 18 driving cars, which will be manufactured at Bombardier Transportation's site in Görlitz, Germany, are scheduled for delivery between November 2004 and September 2005.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER: NEW JOINT VENTURE FOR PRODUCTION OF PROPULSION TECHNOLOGY IN CHINA

Montréal, February 26, 2003 – Today, Bombardier Transportation has inaugurated in China a joint venture company dedicated to the production, marketing and maintenance of propulsion equipment for rail vehicles. The new company, Bombardier-CPC Propulsion Systems Co. Ltd. (BCP), is owned equally by Bombardier-Power (Mauritius) Ltd. and Changzhou Railcar Propulsion Engineering R&D Center. It is located in the city of Changzhou, some 1,000 km South of Beijing.

During the official opening ceremony, which was attended by Changzhou's mayor Fan Yanqing, Ake Wennberg, President, Propulsion & Controls, Bombardier Transportation, pointed out: "This is a further step in demonstrating our commitment to the Chinese market. We are now in the position to equip the rail vehicles that we build in China with propulsion and control systems that are being produced locally, as well."

The manufacture of propulsion equipment is scheduled to start this year. The number of employees working in the new plant, which is currently around 120, shall then gradually be increased up to 400. For this purpose, Chinese workers will be trained by Bombardier in Sweden and Germany. European experts will support the production start-up. The BCP plant in Changzhou, where propulsion and control systems for trams, metros and electric multiple units will be manufactured, is designed for a capacity of 700 converters per year.

Bombardier Transportation has two current rolling stock joint ventures in China. The Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC) has already received three large-scale orders for the production of metro trains – 156 vehicles for Metro-Line 2 in Guangzhou, 132 vehicles for Phase 1 of Shenzhen's metro network, and 60 vehicles for Metro-Line 1 in Shanghai.

Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), located in Qingdao, Shandong Province, is a joint venture between a Chinese company and international partners. It is dedicated to the manufacture of passenger cars for China, as well as for external markets. In 1999, BSP was awarded an order for 300 high-grade railway passenger cars by the Ministry of Railways of China (MOR).

Including its joint ventures, Bombardier currently employs approximately 1,000 people in China. In addition to its rail transportation operations, Bombardier is the regional aircraft leader in China (with 27 aircraft across 6 airlines), and the leader in business jets. Bombardier's involvement in China dates back over 20 years.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER ROLE IN $1.56 BILLION CDN CONTRACT FOR OPERATION AND MAINTENANCE SERVICES FOR THE MASSACHUSETTS BAY TRANSPORTATION AUTHORITY (MBTA) IN THE UNITED STATES

Montréal, February 25, 2003 – Bombardier Transportation is a member of Massachusetts Bay Commuter Railroad Company, LLC (MBCR), which was awarded a $1.56-billion Cdn ($1 billion US), 5-year services contract by the Massachusetts Bay Transportation Authority (MBTA). Under the contract MBCR will operate and maintain MBTA's fleet of 377 coaches, 80 locomotives and 38 work trains.

During today's announcement, William Spurr, President of Bombardier Transportation, North America, said "This award, which encompasses one of the largest fleets of commuter rail vehicles in the U.S. and Canada, contributes to solidify our leadership position in the services area of our business. Bombardier already maintains two of the largest BiLevel commuter fleets in the U.S. and Canada plus some 3,000 vehicles in Europe, Asia and Africa."

In addition to Bombardier, which has a 20% interest in MBCR, other members include Connex North America Inc. and Alternate Concepts Inc. (ACI). The three members have extensive experience in operating and maintaining passenger rail systems both in North America and abroad.

In North America, Bombardier Transportation is the leader in high-speed rail, commuter rail, automated rapid transit and automated guideway transit systems.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE



BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES FROM SNCF A $394-MILLION ORDER FOR ADDITIONAL AGC HIGH-CAPACITY TRAINS TO BE IN SERVICE IN DIFFERENT FRENCH REGIONS

Montréal, Feb. 3, 2003 – Bombardier Transportation has received an additional order for 73 high-capacity trains type AGC (Autorail Grande Capacité) from the French National Railways (SNCF), valued at approximately $394 million Cdn (240 millions Euros). The SNCF represents the French regions in this transaction. The trains will be delivered between November 2006 and November 2007. Bombardier will build these AGC trains at its Crespin plant, in the Valenciennes region in France.

This is a follow-on order to a contract awarded to Bombardier by SNCF in December 2001, for the supply of 500 AGC trains to the French Regions. That contract included an initial firm order for 192 trains. This additional order brings to 265 the number of AGC trains ordered to date by SNCF.

The AGC is available in numerous versions. The seating capacity of the trains can range from 160 to 220 seats, depending on the number of cars. Modular interior design exists in the High Class and Intercity versions. The trains can run on either diesel fuel, electricity or a combination of the two. The AGC will travel at a maximum speed of 160 km per hour. Thanks to its articulated architecture, it sports wide carbodies and inter-circulation gangways, as well as a continuous low floor. These features provide excellent access for travellers, make it easier to move about in the trains and deliver greater comfort, visibility, and security.

Bombardier Transportation's Executive Vice President Jacques Lamotte commented on the occasion, "This announcement confirms the momentum of the AGC contract we signed in December 2001. We are proud of the trust SNCF and French regional authorities have invested in Bombardier, and wish to assure them that our staff at Crespin is wholeheartedly dedicated to driving this project through to successful completion".

Bombardier Transportation in France operates primarily at its Crespin site in the Valenciennes region, where it employs more than 1,800 people. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 88 and MF 2000 vehicles for the Paris metro, the Strasbourg, Nantes and Saint-Etienne tramways, the Nancy and Caen trams-on-tires, the recent vehicles for the RER network and the TER2N NG regional transport railcars.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE ON OUR WEBSITE

For information : Lydia Dufresne
Co-ordinator, communications
+450 441 8130

Bombardier Recreational Products

PRESS RELEASE


BOMBARDIER

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER-ROTAX RECEIVES APPROVAL TO INCREASE TBO ON ITS 912 SERIES AIRCRAFT ENGINES

Gunskirchen, Austria, April 25, 2003 -- Bombardier Recreational Products is pleased to announce the extension of the period of operation of its Rotax® 912 series of piston aviation aircraft engines. All the necessary approvals have been secured from the Certificate Authority Austro Control GmbH (ACG), to increase the time before overhaul (TBO) of the Rotax 912 series of engines.

Therefore, effective immediately, the TBO for 912 engines will be increased from 1,200 hours TBO to 1,500 hours TBO. TBO increases are for all 912 series of engines in the field, subject to the performance of applicable service bulletins.

"I am very proud of this milestone, which reflects our continued focus and commitment to product improvement and collaboration with the regulatory authorities." said Yves Leduc, Vice President Aircraft Engines and Materials Management at Bombardier-Rotax GmbH & CO KG. "This achievement was made possible because of the support of our worldwide distribution network and its continuous product support efforts. It is also a testament to our employees' dedication to this industry and the Rotax brand," he added.

Bombardier-Rotax also wishes to announce that it is presently working on a program for extending the period of operation and securing ACG approvals to increase the TBO on its 914 series engines.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines and karts, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, as well as Evinrude direct injection and Evinrude E-TEC™ technologies.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For Information: **Elisabeth Gruber**
Manager
Public Relations and Communications
Bombardier-Rotax GmbH & Co. KG
(43) 7246 601 202

www.recreation.bombardier.com
www.rotax.bombardier.com
www.rotax-aircraft-engines.com

PRESS RELEASE



BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER UNVEILS 2004 NEW GENERATION DS650 ATV LINEUP

Valcourt, Québec, March 13, 2003 - Bombardier Recreational Products introduces a new generation of DS650™ ATV models for 2004 built on the award winning DS650 platform. This new generation is more versatile, maintaining its superiority in the dunes while improving performance for trail and track riding. The new models are shorter, narrower and 9kg (20 lbs) lighter than the original DS650.

"The new DS650 takes a revolutionary concept and makes it even better," said Chris Dawson, Vice President of Marketing, Snowmobiles, Watercraft and ATV division. "Dune riders know the DS650 as a top performer. The new generation DS650, including DS650 Baja and the new DS650 Baja X package, is now so versatile that trail and track riders will be amazed as well."

The 2004 DS650 ATVs have a lighter aluminum swingarm design, new aluminum upper A-arms at the front, and a lighter, brighter duroplastic headlamp. They also include stainless steel braided brake lines as standard equipment, the only standard sport ATV in the industry to do so. All models have Ohtsu* tires mounted on a new, stronger rim design. The powerful Rotax® 653 engine is also standard, with 23% more horsepower and 14% more torque than its closest competitor, making the DS650 the fastest production quad available. Known for its durability, the DS650 was the only production-based model to finish the grueling 19-day Paris/Dakar marathon this year.

The DS650 Baja, built to commemorate Bombardier's record victory at the grueling Baja 2000 Challenge, has all the standard components of the DS650, plus an aluminum front bumper and muffler shield, tachometer, handlebar guards, new high performance grips, rear and front shock protectors, foot-peg extensions, halogen auxiliary lights, aluminum rims with reinforcement rings and a unique

seat design. It is a complete competition ready added-value package right out of the factory for those who want more from this undisputed champion.

For serious sport-riders who want the ultimate 'factory-ready' new generation DS650 combination, there's now an exclusive DS650 Baja X package that outfits the DS650 Baja with even more of the most popular Bombardier DS accessories; including nerf bars, high pressure monotube gas front shocks, aluminum skid plates for the A-arms and engine, and exclusive graphics, color and seat design.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, as well as Evinrude® and Johnson® outboard marine engines, Ficht® direct fuel injection and Evinrude E-TEC™ technology.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information: Marc R. Lacroix
Director, Communications and Public Relations
Snowmobiles, Watercraft and ATV
Bombardier Recreational Products
(450) 532-6454
marcr.lacroix@recreation.bombardier.com

http://www.recreation.bombardier.com
http://www.bombardier-atv.com

PRESS RELEASE



BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER BEGINS A NEW ERA IN THE OUTBOARD INDUSTRY WITH THE E-TEC TECHNOLOGY

Miami Beach, Florida, February 12, 2003 – Bombardier Recreational Products today launched its Evinrude® E-TEC™ technology, the first Bombardier-engineered and built marine outboard engines. The first of a new generation of engines, E-TEC will deliver cleaner, quieter and more efficient power than current industry offerings while delivering signature Evinrude performance. Evinrude E-TEC engines are very different from any outboards from the past.

"Today, we begin a new era in the outboard engine industry," said Roch Lambert, vice president and general manager, Boats and Outboard Engines Division. "We are launching a new outboard engine technology developed combining the technical capabilities of the Evinrude engineering experts with Bombardier's innovative know-how and management discipline. The result will begin a change in the paradigm of outboard engines."

"Assumptions about what an outboard engine can accomplish and what today's more environmentally-conscious world expects from an outboard, will begin to change forever," added Lambert. "This technology is years beyond 2-stroke, 4-stroke or even direct injection. I am proud to say that Evinrude E-TEC should become the industry's first complete CARB 3-Star rated outboard engine line."

The California Air Resources Board (CARB) governs emissions in California, the toughest in North America. Three-star or "Ultra-Low Emission" is one of CARB's highest ratings.

Evinrude E-TEC is an entirely new "engine system" that takes the best of existing outboard technologies, and leverages Bombardier's world leading engineering expertise to create a whole new generation of internal combustion engine technology. E-TEC engines will be the first outboard engines to require no scheduled dealer maintenance for three years. E-TEC will initially be available in 40-, 50-, 60-, 75- and 90-horsepower models. By model year 2005, the entire

Evinrude line will feature E-TEC. Because of the compact size and reduced weight of these engines, boat builders will have more options in the way they build their transoms, and consumers will have more options in powering their boats.

Bombardier has long been known for its ability to reinvent transportation technologies. In 1968, the company invented the sit down personal watercraft. In 1995, Bombardier introduced a new regional jet aircraft which generated a fundamental shift in commercial aviation. In 2002, Bombardier opened an untapped market segment in the all-terrain industry with the introduction of the only ATV specially-designed for two riders, the Traxter® MAX.

Bombardier continues to offer its 3-year non-declining limited warranty on all Bombardier-built Evinrude outboards, including E-TEC.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats as well as Evinrude® and Johnson® outboard engines and Ficht® direct fuel injection and E-TEC™ technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

A photo of the Bombardier Evinrude® E-TEC™ Engine is available at:
www.evinrude.com

For information: David Thompson
Director, Communications and Public Relations
Boats and Outboard Engines
(262) 884-5399
david.thompson@recreation.bombardier.com

PRESS RELEASE



BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER PROVIDES SPONSORSHIP TO PEWAUKEE LAKE SAILING SCHOOL

Sturtevant, Wisconsin, Feb. 3, 2003 – Bombardier Recreational Products and Harborside Yacht Center have announced they will provide a Johnson® outboard engine sponsorship for the Pewaukee Lake Sailing School, a non-profit educational institution located in Milwaukee, Wisconsin. Approximately 90 children and adults are taught sailing skills through the Pewaukee Lake Sailing School's classroom and on-water instructional programs each year.

Outboard engines are a critical component in sailing instruction because they are used on boats that instructors maneuver among students as they provide on-water navigational instruction. "The Johnson outboard engines have performed very well for us and have been extremely reliable," said Bill Biwer, President, Pewaukee Lake Sailing School.

"Pewaukee Lake Sailing School is an institution with nearly 50-years of history. We are pleased to build a relationship with Bombardier, another institution with a great performance history," Biwer added.

Craig Duchow, owner, Harborside Yacht Center of Milwaukee, Wisconsin, recommended Johnson outboard engines for powering the sailing school's on-water activities. "Bombardier has brought a wealth of technical know-how to the outboard engine business and has a respected track record in building quality marine products," said Duchow. "Bombardier's technical, design and manufacturing expertise, combined with the time honored Johnson name, is a winning combination that makes Johnson outboard engines a top choice for reliability."

"Bombardier is dedicated to producing high-quality outboard engines that serve a range of needs across all facets of the boating community," said Roch Lambert, Vice President and General Manager, Boats and Outboard Engines Division.

"Our goal is to manufacture industry-leading products that help develop and nurture interest in boating activities of all kinds by incorporating durability, quality and reliability into every engine we build."

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Ann Stawski
Senior Coordinator, Public Relations
Boats and Outboard Engines
(262) 884-5494
ann.stawski@recreation.bombardier.com

http://www.recreation.bombardier.com